Overt

Investor Deck

Company Purpose

Overt is a different kind of skincare company that's transforming the industry through transparency, efficacy, and charity. By giving back 10% of their net profit to fight slavery and human trafficking, Overt plans to not only change the industry, but the world, for the better.

Serums: An Ideal Entry

Five essential serums: solution oriented to each solve common skin issues.

Serums are a strategic move as they are the most effective skincare solution, making consumers aware of the benefits our products quicker than any other product category.

The retail prices are $39 and $49, aspirational, but affordable, the product set generates high gross margins with operational profit margins expected to be in the range of 60-70%.

Line extensions across different categories are already in the works, including SPF, cleansers, and moisturizers. This will build customer AOV while enhancing brand loyalty.


THE RESTORER
THE BRIGHTENER
Overt
GLOW + EVEN
SERUM
THE RENEWER
Overt
REVIVE + REBUILD
SERUM
THE RENEWER
THE SMOOTHER
Overt
LIFT + BOOST
SERUM
THE BRIGHTENER
Overt
GLOW + EVEN
SERUM
THE BRIGHTENER
THE HYDRATOR
Overt
QUENCH + PLUMP
SERUM
Overt
LIFT + BOOST
SERUM

Launch Press Attention

"This summer, treat yourself to this organic Hyaluronic Acid serum that will work wonders on your skin"

Forbes

"Swapping some some gentler, natural products won't hamper my glowy skin goals"

 **REFINERY29**

"Overt features 2.5% retinol to even out the skin tone and increase cell turnover for smooth skin."

BYRDIE

"A truly remarkable product at a price that won't empty our wallets. If your skin is longing for a refresher, consider this serum."

 COVETEUR

"For a remedy to dull, tired skin, Overt's The Brightener is a skincare serum designed to infuse color and life back into exhausted skin."



"Overt is [...] transforming the industry through transparency, efficacy and charity."

 Reader's Digest



The Problem

Buying skincare is an incredibly frustrating experience - pushy sales people selling products that don't work with ingredients that are difficult to understand. The beauty model is outdated for the needs of a younger consumer. Bigger brands are too slow to adapt and do not offer clear, digital first, experiences.

Roadmap



Launch of Overt MVP (five serums) - $4000 in revenue the first month

July 2020

September 2020

Closed first B2B sale to Smets (Belgium, Luxembourg), reach $15,000 in revenue

Expand product portfolio by launch of proprietary moisturizers and SPF building AOV

January 2021

March 2021

Make strategic hires to execute our B2B expansion plans in diverse geographies like the Middle East and LATAM

Develop proprietary face washes to compliment existing skincare lineup

April 2021

May 2021

Execute our first retail pop-up where we have a high concentration of loyal community members

Open warehouses in successful geographies to begin servicing customers directly.

September 2021

Disclaimer: These projections cannot be guaranteed

The Solution





Transparency

- Create world class, gender neutral skincare products.
- Reflect the increasingly complex and dynamic societal values in our world too.
- Transparent with our production processes, ingredient sourcing, distribution, and goals.
- Consumers to know that they are making the right choice about what they put on their skin.



Efficacy

- Remove all of the unnecessary fillers and damaging components commonplace in other products.
- Focus on scientifically-proven formulations.
- Loyalty and retention is extremely high and people are enthusiastic about repurchasing - with a 35% repurchasing rate.
- Extending our product line to face washes, moisturizers, SPFs in 2021 to be an all inclusive ecosystem.



Charity

- Giving resonates with younger consumers, enhances brand loyalty, and identification with personal values.
- Most consumers mention charity as a main reason they buy Overt.
- Pledge to donate 10% of our annual profit to Anti-Slavery International, the world's oldest human rights organization.
- Reflect shifting demands in the marketplace.

Why Now?

Preferences are Shifting During COVID

Generational shifts in purchasing behaviour have been compounded by the COVID-19 pandemic, increasing the demand for digitally native, online first brands.

eCommerce is undergoing exponential growth while millenial and generation Z consumers expect brands to reflect their personal values.

D2C oriented brands with clear messaging and digital first experiences are growing rapidly in other industries (Casper, Allbirds, Away). Beauty has been underexploited and is slow to adapt, as a fragmented industry.

Being digitally native while maintaining a desirable brand identity is paramount to success.


THE HYDRATOR
Overt
QUENCH + PLUMP
SERUM



Quickly Growing MRR with a Strong Pipeline of Customers

MRR



- November is realized with a monthly revenue of $16,750
- Repeat customer loyalty is growing at 28% month on month
- AOV is $71 with an online conversion (purchase) rate of 2.2% (October)
- Line extension and refinement of marketing will increase AOV substantially and build on existing repeat customer momentum

Disclaimer: These projections cannot be guaranteed

Accelerating New Customer Growth with Scalable Channels



New Customer Growth



- November is realized with a new customer growth of 145
- Customer growth will be lead through scalable marketing channels, increased capital means increased efficiency
- Line extension will capitalize on existing customers by generating recurring revenue while new customers will be drawn in by wider possible PR and ad placements
- Utilization of dynamic recommendations coupled with a smart tech stack results in higher AOV and customer satisfaction our AI powered skin quiz has seen opt ins 5x the industry average

Business Model

Start B2C, Incorporate B2B

Direct to consumer sales are the primary focus for our first year. Our first launch month, July, saw revenue of $3,693 with projected revenue for September being $15,230. With an AOV of $71 and a COGS (inclusive of fulfillment, fees, storage and shipping) that is marginally much lower, we have an attractive margin with which to grow.

Subsequently, we plan to expand beyond consumer sales exploiting existing initial B2B interest and capitalizing on our customizability and flexibility as a brand partner. Our wholesale margin are similar to our D2C margin thus yielding attractive profit margins given the implied scale.

We want to work on community building by launching pop-ups in select cities to remain capital efficient but allow people to “touch and feel”.

Acquisition cost of consumers is set to become lower with a targeted acquisition cost of $25 by January 2021.


complexion
in essence
11 free system
300ml / 10.14 fl.oz.
LA MER
PAULA’S
CHOICE
BHA Liquid
TERRE D’HERMÈS
ÉMULSION
APRÈS-RASAGE
AFTER-SHAVE BALM
HERMÈS
PARIS
THE RENEWER
Overt
REVIVE + REBUILD
SERUM
Jo MALONE

Experienced and focused team



Giselle Chirinos
Co-Founder

Giselle has significant experience both starting and exiting startups in the Latin American market. Her background in marketing, luxury goods, and community building gives her a deep understanding of our target consumer. She performs market strategy and ongoing customer acquisition efforts. She has worked with Marketing, PR, and community management while at Richemont and clearly understands the values of brand positioning and placement. She holds a BSc in Economics from Universidad del Pacífico and a MSc in Management from IE Business School.







Rory Semple
Co-Founder

Rory has long been active and interested in consumer goods. He has significant experience in the digital first experience. These include creatively launching products in the fintech and consumer goods spaces. He also has experience launching B2C startups in the automotive industry. He has worked with Kearney (PCE Labs) in the designing of market research and customer value propositioning. He holds an MA (Hons.) in Politics from the University of Edinburgh and an MSc in Management from IE Business School.





Projected Key Financials



Figures in USD million	2021	2022	2023	2024	2025
Revenue	**1.6**	**10.2**	**37.2**	**76.4**	**104.0**
D2C Sales	1.5	5.3	21.4	51.6	72.1
B2B Wholesale	0.1	4.9	15.8	24.8	31.9
Costs	**(1.3)**	**(5.3)**	**(10.5)**	**(19.4)**	**(26.8)**
Employee Costs	(0.6)	(1.1)	(1.6)	(1.9)	(2.8)
Production Costs	(0.1)	(0.8)	(3.0)	(5.6)	(8.5)
B2B Related Costs	(0.1)	(0.2)	(0.6)	(0.8)	(0.9)
Marketing	(0.5)	(3.1)	(5.3)	(11.1)	(14.6)
EBITDA	**0.3**	**4.9**	**26.7**	**57**	**77.2**

User Statistics in USD	
Financial (projected)	
AOV	80
LTV	540
Projected Customers	
2021	20,000
2022	127,500
2023	465,000
2024	955,000
2025	1,300,000

Disclaimer: These projections cannot be guaranteed

13

Raising $250k to accelerate growth to reach 20,000 customers in a year



Sales
11.4%

Operations
14.3%

R&D/Production
21.9%

Marketing
52.4%

- Sales: Build MRR through B2B expansion targeting unexploited markets (Middle East, LATAM, Africa)
- Operations: Maintain low OPEX while pursuing growth oriented activity
- R&D: Finish R&D of proprietary formulas for line expansion
- Marketing: Scale marketing channels to build customer base for future expansion
- Funds will primarily be used to expand marketing footprint, make strategic hires in digital experience, and product development

Contact



Co-Founder: Rory Semple
Email: rory@overtskincare.com
Website: www.overtskincare.com